Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

January 12, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	John Spitz
Michael Henderson
Aisha Adegbuyi
James Lopez

Re:	Ethos Technologies Inc.
Registration Statement on Form S-1
File No. 333-290534

Ladies and Gentlemen:

On behalf of Ethos Technologies Inc. (the “Company”), we are submitting this letter regarding preliminary estimates of unaudited selected financial and other data for the three months and year ended December 31, 2025 that the Company intends to include in the Company’s Registration Statement on Form S-1 (File No. 333-290534) filed with the Commission on September 26, 2025, and as amended on December 5, 2025 (as amended, the “Registration Statement”), discussed with the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) telephonically on January 8, 2026. We are concurrently filing this letter via EDGAR.

In the accompanying Appendix A, please find the proposed language that the Company intends to include in the next amendment to the Registration Statement, as discussed with the Staff telephonically. As the Company’s preliminary estimates of select financial data for the three months and year ended December 31, 2025 that the Company expects to disclose in the next amendment of the Registration Statement have not yet been finalized, the Company advises the Staff that the disclosure included on Appendix A includes placeholders for such financial and other data. The Company further advises the Staff that the draft disclosure is subject to further change in advance of filing of the next amendment to the Registration Statement.

*  *  *

Please contact me at (650) 843-5307, Jean Park at (212) 479-6131 or Milson C. Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s comments. Thank you in advance for your attention to this matter.

U.S. Securities and Exchange Commission

January 12, 2026

Sincerely,

/s/ Jon C. Avina
Jon C. Avina

cc:	Christopher Capozzi , Ethos Technologies Inc.

Porter Nolan, Ethos Technologies Inc.

Jean Park, Cooley LLP

Milson C. Yu, Cooley LLP

John C. Ericson, Simpson Thacher & Bartlett LLP

Heidi E. Mayon, Simpson Thacher & Bartlett LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Appendix A

Recent developments (preliminary and unaudited)

Set forth below are preliminary estimates of select unaudited financial data for the three months and year ended December 31, 2025 as well as actual financial data for the same periods in 2024. Our audited consolidated financial statements for the year ended December 31, 2025 are not yet available. The following information reflects our preliminary estimates based on currently available information, and actual results may differ. We have provided ranges, rather than specific amounts, for the preliminary estimates of the select unaudited financial data described below primarily because our financial closing procedures for the three months and year ended December 31, 2025 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. See “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our unaudited financial data presented below and the actual financial data we will report for the year ended December 31, 2025.

The preliminary estimates for the three months and year ended December 31, 2025 presented below have been prepared by, and are the responsibility of, management. Ernst & Young LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary data and the corresponding period of the prior fiscal period. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025 Estimated		2024	2025 Estimated
	Actual	Low	High	Actual	Low	High
		(unaudited)			(unaudited)
(in thousands)
DTC Channel Revenue	$	$	$	$	$	$
Third-Party Channel Revenue

Total Revenue	$	$	$	$	$	$
Gross Profit	$	$	$	$	$	$
Net Income Before Provision for Income Taxes	$	$	$	$	$	$
Non-GAAP Financial Measures:
Contribution Profit(1)	$	$	$	$	$	$
Adjusted EBITDA(2)	$	$	$	$	$	$
Key Business Metric:
Total Activated Policies

(1)

Contribution Profit is not calculated in accordance with GAAP. The following table sets forth a reconciliation of Gross Profit to Contribution Profit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key Business Metrics and Non-GAAP Financial Measures” for additional information.

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
		Estimated			Estimated
	Actual	Low	High	Actual	Low	High
(in thousands)
Gross Profit	$	$	$	$	$	$
Less: Sales and Marketing
Add: Stock-based Compensation Allocated to Sales and Marketing*
Add: Professional Fees Allocated to Sales and Marketing
Add: Technology Expenses Allocated to Sales and Marketing
Add: Other Expenses Allocated to Sales and Marketing
Contribution Profit	$	$	$	$	$	$

*	Such expenses relate to our employees.
(2)

Adjusted EBITDA is not calculated in accordance with GAAP. For the three months and year ended December 31, 2025, we are not able to reconcile Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, because we have not yet been able to calculate our income tax expense for the three months and year ended December 31, 2025. We will provide such reconciliation in our annual report on Form 10-K for the year ended December 31, 2025 when filed. Therefore, the following table sets forth a reconciliation of net income before provision for income taxes, the most directly comparable financial measure calculated and presented in accordance with GAAP that is currently available to us, to Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key Business Metrics and Non-GAAP Financial Measures” for additional information.

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
		Estimated			Estimated
	Actual	Low	High	Actual	Low	High
(in thousands)
Net Income Before Provision for Income Taxes	$	$	$	$	$	$
Interest Income
Interest Expense
Depreciation and Amortization
Stock-based Compensation
Adjusted EBITDA	$	$	$	$	$	$

Comparison of the Three Months Ended December 31, 2024 and 2025

We estimate that total revenue      by    % to    % for the three months ended December 31, 2025 compared to the three months ended December 31, 2024, primarily due to    .

We estimate that gross profit      by    % to    % for the three months ended December 31, 2025 compared to the three months ended December 31, 2024, primarily due to    .

We estimate that net income before provision for income taxes      by    % to    % for the three months ended December 31, 2025 compared to the three months ended December 31, 2024, primarily due to    .

We estimate that contribution profit      by    % to    % for the three months ended December 31, 2025 compared to the three months ended December 31, 2024, primarily due to    .

We estimate that adjusted EBITDA      by    % to    % for the three months ended December 31, 2025 compared to the three months ended December 31, 2024, primarily due to    .

Comparison of the Years Ended December 31, 2024 and 2025

We estimate that total revenue      by    % to    % for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to    .

We estimate that gross profit      by    % to    % for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to    .

We estimate that net income before provision for income taxes      by    % to    % for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to    .

We estimate that contribution profit      by    % to    % for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to    .

We estimate that adjusted EBITDA      by    % to    % for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to    .